Exhibit 99.1

Enerflex Appoints Industry Veteran Tom Tyree to Board of Directors

Seasoned Energy Executive Brings Extensive Strategic Leadership and

Capital Markets Expertise

CALGARY, Alberta – March 11, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) is pleased to announce the appointment of Thomas B. Tyree, Jr. to its Board of Directors (the “Board”), effective March 11, 2024.

Mr. Tyree is a seasoned energy executive and investment banker with deep expertise in strategy development, capital markets, and corporate finance. He has extensive experience leading and advising public and private energy companies, including Antero Resources, Northwoods Energy, and Vantage Energy. Mr. Tyree brings to Enerflex’s Board a valuable skill set with considerable and extensive energy experience and financial expertise.

Kevin Reinhart, Chair of the Enerflex Board, said, “Enerflex prides itself in strong governance practices, including active board refreshment, and we are pleased to welcome Tom to the Enerflex Board. With his impressive track record across both the energy industry and capital markets, Tom is a proven executive with tremendous experience and deep industry knowledge. He provides an attractive complement to our Board skill set. We look forward to his valuable insights as Enerflex executes on its strategy and aims to deliver significant value creation for its shareholders.”

Mr. Tyree commented, “I am honored to join the Enerflex Board at this important time for the Company. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions. I look forward to working collaboratively with my colleagues on the Board to guide the Company as it continues to optimize operations and capture significant opportunities ahead.”

About Tom Tyree

Mr. Tyree has broad expertise in the energy industry both in a leadership role at a number of successful upstream companies and as a financial advisor to energy companies. He currently serves on the Board of Directors of Antero Resources Corporation, a NYSE-listed company focused on resource development in the Appalachian Basin. He recently served as the Chairman of Northwoods Energy LLC, an upstream oil and gas company that he founded in 2018, which was acquired by OneRock Energy Holdings, LLC in 2023. From 2020 through 2021, Mr. Tyree was Chief Executive Officer of Extraction Oil & Gas, where he led the company’s restructuring and strategic efforts, which culminated in several merger transactions and the formation of Civitas Resources. Prior to Extraction, he served as a director of Bonanza Creek Energy from 2017 to 2020. Mr. Tyree was also a co-founder, President, Chief Financial Officer, and board member of Vantage Energy, LLC from 2006 until its sale in 2016 to Rice Energy Inc. From 2003 through 2006, he served as Chief Financial Officer of Bill Barrett Corporation and from 1989 to 2003, Mr. Tyree was an investment banker at Goldman, Sachs & Co., focused on strategic advisory and financing transactions and leading their U.S. and Canadian upstream business. He received a Master of Business Administration degree from the Wharton School at the University of Pennsylvania and a Bachelor of Arts degree from Colgate University, where he currently serves as a member of the Board of Trustees.

About Enerflex

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,800 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Headquartered in Calgary, Alberta, Canada, Enerflex and its affiliated entities operate in over 70 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Mexico, Peru, the United Kingdom, the United Arab Emirates, Bahrain, Oman, Egypt, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com